FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

         THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT ("Agreement") is made by and between SpaceDev, Inc., a Colorado corporation (the "Company"), and Jan A. King ("Employee") effective January 20, 2000.

                                     PREFACE

         WHEREAS, the Employment Agreement between the parties dated August 3, 1998 (the "Employment Agreement") provides, in section 3, that Employee is to receive performance-based stock awards contingent upon the successful completion of construction, launch and completion of the mission of the Company's Near Earth Asteroid Prospector; and

         WHEREAS, the Company's objectives and business plan have been altered to focus on the completion and launch of a lunar or deep-space mission; and

         WHEREAS, it is the intention of the Company to reward Employee for accomplishment of its current objectives and business plan;

         NOW THEREFORE, the Employment Agreement is amended as provided in this Amendment to Employment Agreement.

                                    ARTICLE 1

         Section 3(b) of the Employment Agreement is stricken in its entirety and amended to read as follows:

"(b) Corporate Stock. As additional consideration King shall be issued Common Stock in SPDV as follows:

         (1) 5,000 shares on execution of this agreement;

         (2) 5,000 shares per year commencing at the end of the second anniversary of this agreement and each year thereafter of successfully completed employment under the terms of this agreement. (e.g. The 5,000 shares for the second year will be issued at the end of the second year (August 2000) and thereafter at the end of each twelve month term completed;

         (3) 10,000 shares upon the successful completion of the SPDV's first Lunar or Deep-Space spacecraft. Completion shall be deemed to have occurred for purposes of this section when the spacecraft is built, tested and certified as ready for launch within time, mass and fiscal budgets. For purposes of this section, King and SPDV will agree in writing prior to the commencement of the Lunar or Deep-Space project as to the time, mass and fiscal budgets which will be acceptable to both parties for King to qualify for the issuance of shares under this subsection;

         (4) 15,000 shares for the successful launch of the Lunar or Deep-Space spacecraft;

         (5) 25,000 shares for the successful completion of minimum defined specifications for the first Lunar or Deep-Space mission."

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         All of the other references to the Near Earth Asteroid Prospector or
NEAP in the Employment Agreement shall be altered to refer to the Lunar or Deep-Space spacecraft or mission, as appropriate. Except as provided in the preceding sentence, all other provisions of the Employment Agreement remain in effect without amendment.

                                   ARTICLE II

         This Amendment to Employment Agreement may be executed in any number of counterparts, each of which, when taken together, shall be deemed the fully executed agreement between the parties.

         IN WITNESS WHEREOF, the parties have executed this Amendment effective as of the date first written above.

THE COMPANY:

SPACEDEV, INC.



By: /S/ James W. Benson
    -----------------------------------------
    James W. Benson, Chief Executive Officer


EMPLOYEE:



/S/ Jan A. King
---------------------------------------------
Jan A. King

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